UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Gannett Co., Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

36473H104

(CUSIP Number)

MARSHALL ANSTANDIG

MNG ENTERPRISES, INC.

101 W. Colfax Avenue

Denver, Colorado 80202

(408) 920-5999

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 2, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 36473H104

1	NAME OF REPORTING PERSON

MNG Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,506,799
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,506,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,506,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

CO

2

CUSIP NO. 36473H104

1	NAME OF REPORTING PERSON

MNG Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,506,799
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,506,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,506,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 36473H104

1	NAME OF REPORTING PERSON

Strategic Investment Opportunities LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,506,799
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,506,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,506,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 36473H104

1	NAME OF REPORTING PERSON

Alden Global Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,506,799
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,506,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,506,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

IA, OO

5

CUSIP NO. 36473H104

1	NAME OF REPORTING PERSON

Heath Freeman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,506,799
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,506,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,506,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 36473H104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of Gannett Co., Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 7950 Jones Branch Drive, McLean, Virginia 22107-0910.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	MNG Enterprises, Inc., a Delaware corporation (“MNG”);
(ii)	MNG Investment Holdings LLC, a Delaware limited liability company (“MNG Holdings”);
(iii)	Strategic Investment Opportunities LLC, a Delaware limited liability company (“Opportunities”);

(iv)	Alden Global Capital LLC, a Delaware limited liability company (“Alden”); and

(v)	Heath Freeman, as the President of Alden.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of the executive officers and directors of the Reporting Persons. To the best of the Reporting Persons’ knowledge, except as set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The principal business address of each of MNG, MNG Holdings and Opportunities is 101 W. Colfax Avenue, Denver, Colorado 80202. The principal business address of each of Alden and Mr. Freeman is 885 Third Avenue, New York, New York 10022.

(c)       The principal business of MNG is to serve as the parent company and manager of MediaNews Group, Inc., a leading newspaper publisher in local, multi-platform news and information. The principal business of MNG Holdings is to serve as the managing member of Opportunities. The principal business of Opportunities is investing in securities and related instruments. The principal business of Alden is investment management. The principal occupation of Mr. Freeman is serving as the President of Alden.

(d)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

7

CUSIP NO. 36473H104

(e)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of the entities who are Reporting Persons are organized under the laws of the State of Delaware. Mr. Freeman is a citizen of the United States of America. The citizenship of the individuals listed on Schedule A is set forth on Schedule A.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares reported herein were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 8,506,799 Shares reported herein is approximately $82,392,651, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons believe the Shares are undervalued and represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On January 14, 2019, MNG delivered a letter (the “Letter”) to the Issuer’s Board of Directors (the “Board”) that includes a proposal to acquire the Issuer for $12.00 per Share in cash (the “Proposal”), representing a cash premium of 41% to the Issuer’s year-end closing price.  In the Letter, MNG requests that the Board immediately take the following actions to maximize value for stockholders: (i) enter into discussions with MNG about a strategic combination; (ii) hire an investment bank to conduct a review of strategic alternatives, including a potential sale of the Issuer; (iii) commit to a moratorium on digital acquisitions; and (iv) commit to a feasible, strategic and financial path forward before hiring a new CEO.  The letter is attached as Exhibit 99.1 hereto, which is incorporated herein by reference.

The Reporting Persons will seek to discuss the Proposal with the Board and urge the Issuer to take the actions detailed in the Letter, including conducting a review of strategic alternatives including, and initiating a process to explore, a potential sale of the Issuer, in which the Reporting Persons may participate and potentially engage in, as a purchaser or investor.  MNG reserves the right to modify the Proposal in any way, to extend or discontinue discussions regarding the same, or to withdraw the Proposal at any time.  The Reporting Persons and their affiliates may, directly or indirectly, take such additional steps from time to time as they may deem appropriate to further the Proposal as may be modified from time to time, including, without limitation, (i) engaging in discussions regarding the Proposal with the Issuer, other stockholders, potential sources of debt and equity financing, advisors, and other relevant parties, and (ii) entering into non-disclosure, financing commitments, and other agreements, arrangements and understanding as may be appropriate in connection with the Proposal, as may be modified from time to time.

8

CUSIP NO. 36473H104

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, including transactions in which the Reporting Persons may seek to participate and potentially engage in (as a purchaser or investor), or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 113,109,441 Shares outstanding as of November 2, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018.

A.	MNG
(a)	MNG, as the sole member of MNG Holdings, may be deemed the beneficial owner of the 8,506,799 Shares owned by Opportunities.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,506,799
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,506,799

(c)	MNG has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Opportunities during the past 60 days are set forth in Schedule B and are incorporated herein by reference.
B.	MNG Holdings
(a)	MNG Holdings, as the managing member of Opportunities, may be deemed the beneficial owner of the 8,506,799 Shares owned by Opportunities.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,506,799
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,506,799

9

CUSIP NO. 36473H104

(c)	MNG Holdings has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by Opportunities during the past 60 days are set forth in Schedule B and are incorporated herein by reference.
C.	Opportunities
(a)	As of the close of business on January 14, 2019, Opportunities beneficially owned 8,506,799 Shares.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,506,799
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,506,799

(c)	The transactions in the Shares by Opportunities during the past 60 days are set forth in Schedule B and are incorporated herein by reference.
D.	Alden
(a)	Alden, as the investment manager of funds that collectively hold a majority voting interest in MNG, may be deemed the beneficial owner of the 8,506,799 Shares owned by Opportunities.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,506,799
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,506,799

(c)	Alden has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Opportunities during the past 60 days are set forth in Schedule B and are incorporated herein by reference.
E.	Mr. Freeman
(a)	Mr. Freeman, as the President of Alden, may be deemed the beneficial owner of the 8,506,799 Shares owned by Opportunities.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,506,799
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,506,799

(c)	Mr. Freeman has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Opportunities during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

10

CUSIP NO. 36473H104

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 14, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	MNG Letter to the Board, dated January 14, 2019.
99.2	Joint Filing Agreement by and among MNG Enterprises, Inc., MNG Investment Holdings LLC, Strategic Investment Opportunities LLC, Alden Global Capital LLC and Heath Freeman, dated January 14, 2019.

11

CUSIP NO. 36473H104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2019

MNG Enterprises, Inc.

By:	/s/ Marshall Anstandig
	Name:	Marshall Anstandig
	Title:	Authorized Signatory

MNG Investment Holdings LLC

By:	MNG Enterprises, Inc., its sole member

By:	/s/ Marshall Anstandig
	Name:	Marshall Anstandig
	Title:	Authorized Signatory

Strategic Investment Opportunities LLC

By:	MNG Investment Holdings LLC, its managing member

By:	MNG Enterprises, Inc., its sole member

By:	/s/ Marshall Anstandig
	Name:	Marshall Anstandig
	Title:	Authorized Signatory

Alden Global Capital LLC

By:	/s/ Heath Freeman
	Name:	Heath Freeman
	Title:	President

/s/ Heath Freeman
Heath Freeman

12

CUSIP NO. 36473H104

SCHEDULE A

Directors and Executive Officers of MNG Enterprises, Inc.

Name	Principal Occupation	Principal Business Address	Citizenship

Maz Akram	Director	101 W. Colfax Avenue Denver, Colorado 80202	USA

Heath Freeman*	Director	*	*

R. Joseph Fuchs	Director	101 W. Colfax Avenue Denver, Colorado 80202	USA

Christopher Minnetian	Director	101 W. Colfax Avenue Denver, Colorado 80202	USA

Martin Wade	Director	101 W. Colfax Avenue Denver, Colorado 80202	USA

Guy Gilmore	Chief Operating Officer	101 W. Colfax Avenue Denver, Colorado 80202	USA

Michael Koren	Senior Vice President, Chief Financial Officer	101 W. Colfax Avenue Denver, Colorado 80202	USA

Marshall Anstandig	Senior Vice President, General Counsel and Secretary	c/o Digital First Media 4 North 2nd Street San Jose, California 95113	USA

* Mr. Freeman is a Reporting Person and, as such, the information with respect to Mr. Freeman called for by Item 2 of Schedule 13D is set forth therein.

Executive Officers of MNG Investment Holdings LLC

Name	Principal Occupation	Principal Business Address	Citizenship

Michael Koren	Chief Financial Officer	101 W. Colfax Avenue Denver, Colorado 80202	USA

Marshall Anstandig	General Counsel and Secretary	c/o Digital First Media 4 North 2nd Street San Jose, California 95113	USA

CUSIP NO. 36473H104

Executive Officers of Strategic Investment Opportunities LLC

Name	Principal Occupation	Principal Business Address	Citizenship

Michael Koren	Senior Vice President, Chief Financial Officer	101 W. Colfax Avenue Denver, Colorado 80202	USA

Marshall Anstandig	Senior Vice President, General Counsel and Secretary	c/o Digital First Media 4 North 2nd Street San Jose, California 95113	USA

Executive Officers of Alden Global Capital LLC

Name	Principal Occupation	Principal Business Address	Citizenship

Heath Freeman	President	885 Third Avenue New York, New York 10022	USA

Joshua Kleban	Chief Financial Officer	885 Third Avenue New York, New York 10022	USA

Michael Monticciolo	Chief Legal Officer	885 Third Avenue New York, New York 10022	USA

CUSIP NO. 36473H104

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of Transaction	Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

STRATEGIC INVESTMENT OPPORTUNITIES LLC

Purchase of Common Stock	150,000	9.7339	11/15/2018
Purchase of Common Stock	100,000	9.7659	11/16/2018
Purchase of Common Stock	150,000	9.7883	11/19/2018
Purchase of Common Stock	1,100,000	9.5719	11/20/2018
Purchase of Common Stock	500,000	9.8448	11/21/2018
Purchase of Common Stock	50,000	10.1192	11/23/2018
Purchase of Common Stock	150,000	10.3961	11/26/2018
Purchase of Common Stock	100,000	10.2638	11/27/2018
Purchase of Common Stock	200,000	10.3246	11/28/2018
Purchase of Common Stock	225,000	8.8600	01/02/2019
Purchase of Common Stock	76,297	8.8608	01/02/2019
Purchase of Common Stock	240,000	8.8000	01/03/2019
Purchase of Common Stock	156,800	8.6988	01/03/2019
Purchase of Common Stock	400,000	9.2300	01/04/2019
Purchase of Common Stock	375,000	9.3900	01/07/2019
Purchase of Common Stock	375,000	9.5800	01/08/2019
Purchase of Common Stock	400,000	9.8200	01/09/2019
Purchase of Common Stock	380,000	9.7000	01/10/2019
Purchase of Common Stock	378,702	9.7500	01/11/2019